November 1, 2006

Falcon Ridge Development, Inc.
5111 Juan Tabo Boulevard N.E.
Albuquerque, New Mexico 87111
(505) 856-6043

United States Securities and Exchange Commission
100 F Street NE
Washington D.C., 20549

RE: Response to comments on 10-KSB File No. 000-28759

Gentlemen;

We are responding to your request for further information relating to our 2005 Form 10-KSB dated October 11, 2006.  The following addresses your questions using your question numbers.

1.	Your question was:

Your response to comment two does not appear to address directly or completely our request for additional information. Using the guidance in paragraph 24 of SFAS 67, clarify your impairment policy for:
•  substantially completed real estate projects that are to be sold; and
•  real estate held for development, including property to be developed in the future as well as property currently under development.

Our response:

The company’s policy on impairment is presented in the significant accounting policies note. Based on your query we propose to include the following note disclosure in our 10KSB for the period ended September 30, 2006. This policy will apply to current residential lots held for development and sale. Projects will be evaluated individually as discussed in SFAS 67. We will evaluate any long term real estate developments using SFAS 67 and for other long term asset impairment SFAS 144. An example of the expanded note is as follows:

       Impairment or Disposal of Real Estate Held for Development and Sale and Other  Long-Lived Assets

The Company evaluates real estate projects and other long-lived assets on an individual basis for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and SFAS 67 “Accounting for Costs and Initial Rental Operations of Real Estate Projects.” An asset is considered impaired if its carrying amount exceeds the future net cash flow the asset is expected to generate or its net realizable value. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. We assess the recoverability of our real estate projects, long-lived and intangible assets by determining whether the unamortized balances can be recovered through undiscounted future net cash flows of the related assets. The amount of impairment, if any, is measured based on projected discounted future net cash flows. When impairment exists the carrying value of the asset will be reduced by an allowance for the amount of the impairment.

2.	Your question was:

Also, in the interest of clarity please revise your label "Real Estate Held For Resale" on the consolidated balance sheet to distinguish between the above two categories of real estate property.

Our response;

We will revise our label “Real Estate Held for Resale” to “Real Estate Held for Development and Sale”. In the future, we may be adding residential and commercial development to our activities and will disclose those separately, as appropriate.

3.	Your question was:

We have read your response to comment three relating to the stock exchange with STLLC. Your response does not address our comment completely. The ownership structures before the stock exchange indicate that no one individual or enterprise, held more than 50 percent of the voting ownership interest of each entity, and there is no indication that contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert existed. As previously requested, please tell us how you considered the guidance in EITF 02-5 and paragraphs DI1 to D18 of SFAS 141 in determining the accounting treatment for this transaction. Also, identify the management functions of the owners of STLLC in the Company and STLLC before the merger and their management functions after the merger in the combined entity.

Our response:

For the year ended December 31, 2005 we determined that the entities were under common control. However, based upon your query we reviewed EITF 02-5 and it appears that the requirements are not met for entities under common control. The transaction should therefore be accounted for as a non-monetary purchase of assets under SFAS 123 “Accounting for Stock Based Compensation (10/95) Para. 8”

We are currently determining the impact of the accounting treatment and will restate the 2005 10KSB if the amount is determined to be material.

4.	Your question was:

We have read your response to comment four. Your response does not provide a conclusion on how you account for the Series B Preferred Stock. Please tell us how you account for the conversion feature and your basis in GAAP for this treatment.

Our response:

For the year ended December 31, 2005 we determined that there was no beneficial conversion or derivative for the Series B Preferred Stock. However, based upon your query we have re-analyzed the features of our Series B Preferred Stock and determined that it falls within SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. Due to redemption features of the securities, the preferred shares are being classified as a liability in the amended Form 10QSB for the period ended June 30, 2006. The securities give the holder the option of a net cash settlement or a settlement in common share based on a conversion rate. The number of common shares if converted are calculated as Investment in Series B shares/.75 of 20 day average bid price. The pricing will be determined using Black-Shoals modeling and adjusted quarterly.

5.	Your question was:

We have read your response to comment five. With respect to the 2005 Form 10-KSB, please acknowledge that your evaluation; of the effectiveness of the design and operation of your disclosure controls and procedures was performed as of the end of the period covered by the report. Also, acknowledge that in future filings your disclosures will state that this evaluation was as of the end of the period covered by the report.

Our response:

With respect to the 2005 Form 10KSB, we acknowledge that our evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was performed as of the end of the period covered by the report. We further acknowledge that in future filings our disclosures will state that this evaluation was as of the end of the period covered by the report.

The company acknowledges it is responsible for the adequacy and accuracy of the disclosure in filings.

The company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings.

The company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Karen Y. Duran
Karen Y. Duran
Chief Financial Officer
Falcon Ridge Development, Inc.

5111 JUAN TABO NE      o      ALBUQUERQUE, NM      o      87111

PHONE: (505) 856-6043    o    FAX: (505) 856-6043